September 25, 2009

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Mr. Jeffrey Riedler
Ms. Nandini Acharya

Re:	Tower Group, Inc.
Registration Statement on Form S-4
Filed September 9, 2009
File No. 333-160961

Specialty Underwriters’ Alliance, Inc.
PREM 14A
Filed September 9, 2009
File No. 000-50891
     Dear Mr. Riedler and Ms. Acharya:
     On behalf of Tower Group, Inc. (“Tower”) and Specialty Underwriters’ Alliance, Inc. (“SUA”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 18, 2009 (the “Comment Letter”), relating to Amendment No.1 to the Proxy Statement on Schedule 14A filed by SUA with the Commission on September 9, 2009 (File No. 000-50891) (the “Schedule 14A”) and Amendment No. 1 to the Registration Statement on Form S-4 filed by Tower with the Commission on September 9, 2009 (File No. 333-160961) (the “Form S-4”).
     In connection with this response to the Comment Letter, Tower and SUA are respectively filing electronically with the Commission today Amendment No. 2 to the Form S-4 (the “Amended Form S-4”) and Amendment No. 2 to the Schedule 14A (the “Amended Schedule 14A”).
     The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each

Securities and Exchange Commission
Division of Corporation Finance
September 25, 2009

of the comments in the Comment Letter is restated in bold italics prior to the response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amended Form S-4.
PRER 14A
General
1.	We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. All outstanding comments related to the Form 10-K will need to be fully resolved before we can clear your proxy filing for mailing to shareholders.
Response: SUA acknowledges that all outstanding comments related to SUA’s Form 10-K for the period ended December 31, 2008 will need to be fully resolved before the Staff can clear the proxy filing for mailing to stockholders. SUA responded to Staff comments on its Form 10-K for the period ended December 31, 2008 on August 13, 2009. On September 1, 2009, SUA received a second comment letter on its Form 10-K for the period ended December 31, 2008. SUA responded to that second comment letter on September 10, 2009.
2.	Please review our comments below related to the Tower Group, Inc. Form S-4 and conform the related disclosure in your proxy filing accordingly.
Response: The disclosure in the Amended Schedule 14A has been conformed to the changes made in the Amended Form S-4 in response to the Staff’s comments below.
Form S-4
General
3.	We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement on Form S-4 until we resolve all issues concerning the Form 10-K.

Securities and Exchange Commission
Division of Corporation Finance
September 25, 2009

Response: Tower acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Form S-4 until all issues have been resolved concerning Tower’s Form 10-K for the period ended December 31, 2008. Tower responded to Staff comments on its Form 10-K for the period ended December 31, 2008 on August 17, 2009 and is awaiting a response.
Summary, page 1
Material U.S. Federal Income Tax Consequences, page 4
     4. We note your supplemental response to our prior Comment 11. Please revise this section of the filing to state that neither Tower nor SUA intends to waive the condition to consummation of the merger that tax opinions are received from each company’s counsel indicating that the merger will be a Section 368(a) reorganization for tax purposes. Please state in this section and in the full Material U.S. Federal Income Tax Consequences section on page 64 that you intend to resolicit shareholder approval if such a waiver were to occur.
Response: The disclosure on pages 6, 65, and 72 of the Form S-4 has been revised in accordance with the Staff’s comments.
Conditions to Completion of the Merger, page 5
     5. We note your supplemental response to our prior Comment 12. Please revise this section of your filing to reflect the information provided in your supplemental response to our prior Comment 12.
Response: The disclosure on pages 6 and 72 of the Form S-4 has been revised in accordance with the Staff’s comments.
The Merger, page 36
Background of the Merger, page 36
     6. Please refer to our prior Comment 23. Please confirm to us supplementally that the revised disclosure on page 37 regarding the private equity fund includes a discussion of all material terms of the proposed transaction.
Response: The disclosure on page 37 has been revised to include a reference to the proposed per share valuation range that was included in the indication of interest submitted by the private equity fund. SUA respectfully advises the Staff that the disclosure on page 37, as revised, regarding the private equity fund includes a discussion of all material terms of the proposed transaction. Additionally, please note that the disclosure on page 39 has been revised to reflect the fact that the private equity

Securities and Exchange Commission
Division of Corporation Finance
September 25, 2009

fund was one of the 34 prospective parties contacted by FBR Capital Markets & Co. (“FBR”) to discuss potential strategic opportunities with SUA.
Material U.S. Federal Income Tax Consequences, page 64
     7. Please note that Item 601 (b)(8) permits the tax opinion to be conditioned or qualified, provided the conditions or qualifications are adequately described in the registration statement. Accordingly, please revise your disclosure in this section to describe all the conditions and qualifications set forth in the tax opinions of Debevoise & Plimpton LLP and Stroock & Stroock & Lavan LLP.
Response: The disclosure on pages 64 and 65 of the Form S-4 has been revised in accordance with the Staff’s comments and the teleconference among the Staff, Debevoise & Plimpton LLP and Stroock & Stroock & Lavan LLP on September 24, 2009.
     8. We note that registrant considered deleting disclosure about the delivery of the tax opinions that are required upon closing but chose to retain this disclosure. We will not object to you retaining this disclosure. However, you must expand this section to clarify and discuss the material tax consequences that counsels believe will apply as of the date they will deliver their short form tax opinion and to which they refer in such short for tax opinions. As currently written, the first paragraph claims that the discussion represents counsels’ opinions but the disclosure that follows does not set forth counsels’ opinions. The disclosure still only describes the opinions that counsels will be required to deliver to the companies prior to consummation of the merger. For example, instead of saying on page 65 that the merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the tax code and that certain consequences thereof are anticipated, the disclose must clearly state that Stroock & Stroock & Lavan and Debevoise & Plimpton believe that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and then explain what counsels believe will be the tax consequences as a result thereof. Please revise this section throughout accordingly.
Response: The disclosure on pages 64 and 65 of the Form S-4 has been revised in accordance with the Staff’s comments and the teleconference among the Staff, Debevoise & Plimpton LLP and Stroock & Stroock & Lavan LLP on September 24, 2009. Attached to this letter as Exhibit A is a revised form of legal opinion from Debevoise & Plimpton LLP addressing certain tax matters and attached to this letter as Exhibit B is a revised form of legal opinion from Stroock & Stroock & Lavan LLP addressing certain tax matters. Prior to effectiveness of the Form S-4, counsel will execute and deliver these opinions to the respective companies and these opinions will be filed as Exhibits 8.1 and 8.2 to the Form S-4 by amendment.

Securities and Exchange Commission
Division of Corporation Finance
September 25, 2009

Annex B Fairness Opinion of FBR Capital Markets & Co., dated June 21, 2009, page B-
     9. Please refer to our prior Comment 51. In the fairness opinion and in the section entitled Opinion of SUA’s Financial Advisor on page 47, please disclose the basis for FBR’s belief that the opinion does not confer rights or remedies upon the shareholders. Describe any applicable state law authority supporting this assertion. In the absence of applicable state law authority supporting the assertion that shareholders cannot rely upon the opinion to support any claims against FBR arising under applicable state law, disclose that the availability of rights and remedies will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of available rights and remedies will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the question of available rights and remedies will have no effect on the rights and responsibilities of either FBR or the board of directors under the federal securities laws.
Response: The disclosure in the Opinion of SUA’s Financial Advisor on page 49 has been revised to remove the reference to the FBR opinion not conferring rights or remedies upon stockholders of SUA and the fairness opinion of FBR attached as Annex B has been revised accordingly. The reference to the FBR opinion not conferring rights or remedies upon Tower remains in the disclosure on page 49 and in the fairness opinion of FBR attached as Annex B.
Although FBR has consented to the revisions described above, FBR has informed us that they believe their opinion does not in fact confer rights or remedies upon the stockholders of SUA.
Exhibits and Financial Schedules, page II-2
Exhibit 5.1
     10. In the legal and tax opinion drafts provided with your correspondence as Exhibit A, Exhibit B and Exhibit C, we note that counsel has assumed “the legal capacity of all natural persons executing documents.” Please note, in rendering its opinion, counsel cannot assume that the officers executing certificates or documents have the legal authority to do. This is a conclusion of law which is a necessary requirement of the ultimate legal opinion being furnished by counsel. Accordingly, please remove this assumption from the opinions to be filed by amendment.
Response: Tower and SUA respectfully advise that the term “legal capacity” includes the mental and medical condition of a person. It does not include the legal authority of a person, which is the legal power to bind another. The draft legal and tax

Securities and Exchange Commission
Division of Corporation Finance
September 25, 2009

opinions do not include any assumption as to authority. It is customary and usual in legal opinions to assume the legal capacity of the persons executing documents. In fact, legal capacity of natural individuals is among the assumptions that are considered so customary that even if not explicitly set forth in a legal opinion, it is impliedly understood to be included therein. See Glazer and Fitzgibbon on Legal Opinions 3rd ed. at 151-152 (“Many factual assumptions are understood to be implicit in closing opinions even when not stated expressly,” including the assumption that “A Client who is a natural person, and natural persons who are involved on behalf of the Client, have sufficient legal capacity to enter into and perform the Transaction or to carry out their role in it;”); Collected ABA and TriBar Opinion Reports 2009 at 615 (“Thus, opinion preparers almost always assume the legal capacity of individuals...”).

For your convenience, Debevoise & Plimpton LLP, on behalf of Tower, and Stroock & Stroock & Lavan LLP, on behalf of SUA have supplementally provided you with three copies of each of Amendment No. 2 to the Form S-4, Amendment No. 2 to the Schedule 14A, blacklines of Amendment No.2 to the Form S-4 and blacklines of Amendment No. 2 to the Schedule 14A. The blacklines reflect the changes made to the previous filing of each document.
Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 909-7334.
Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Elliot S. Orol, Esq. Tower Group, Inc. Scott W. Goodreau, Esq. Specialty Underwriters’ Alliance, Inc. Christopher Doyle, Esq. Stroock & Stroock & Lavan LLP
Enclosures

919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com
Exhibit A
[     ], 2009
Ladies and Gentlemen:
     We have acted as counsel to Tower Group, Inc., a Delaware corporation (“Tower”), in connection with the proposed merger (the “Merger”) of Tower S.F. Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Tower (“Merger Sub”), with and into Specialty Underwriters’ Alliance, Inc., a Delaware corporation (“SUA”), pursuant to the Amended and Restated Agreement and Plan of Merger executed on July 22, 2009 and dated as of June 21, 2009 (the “Merger Agreement”), by and among Tower, Merger Sub and SUA.
     This opinion letter is being delivered in connection with, and appears as an exhibit to, the registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”) filed by Tower with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Merger Agreement or the Registration Statement.
     In rendering the opinion expressed below, (a) we have examined and relied upon the Registration Statement, the Merger Agreement and the exhibits thereto and such other documents as we considered relevant to our analysis and (b) we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) that all parties to the Merger Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such Merger Agreement and documents and that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions and will be effective under applicable state law, (vi) that all representations contained in the Merger Agreement and exhibits thereto are, and through the Effective Time will continue to be, true and complete in all material respects, and that any representation made in any of the documents referred to herein “to the best of the knowledge” (or similar qualification) of any person or party is, and through the Effective Time will be, correct without such qualification, and (vii) that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have,
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

 2
or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.
     Based solely upon and subject to the foregoing and the limitations, assumptions and qualifications set forth in the Registration Statement, we hereby confirm that the statements of law contained in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” constitute our opinion.
     This opinion is based upon the Code, the Treasury regulations (including proposed Treasury regulations) issued thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof. We express no opinion as to the application of any other laws, regulations, or administrative or judicial interpretations. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, that the IRS will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.
     This opinion is rendered only as of the date hereof, and we assume no responsibility to advise you or any other person of facts, circumstances, changes in law, or other events or developments that hereafter may occur or be brought to our attention and that may affect this opinion.
     Except as expressly set forth above, we express no other opinion regarding the tax consequences of the Merger. This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon for any other purpose or by any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the captions “Legal Matters” and “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
Very truly yours,

Exhibit B
September [__], 2009
The Board of Directors
Specialty Underwriters’ Alliance, Inc.
222 South Riverside Plaza, Suite 1600
Chicago, IL 60606
Ladies and Gentlemen:
We have acted as counsel to Specialty Underwriters’ Alliance, Inc. (“SUA”), a Delaware corporation, in connection with the proposed merger (the “Merger”) of Tower S.F. Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Tower Group, Inc. (“Tower”), a Delaware corporation, with and into SUA pursuant to the Amended and Restated Agreement and Plan of Merger executed on July 22, 2009 and dated as of June 21, 2009 (the “Merger Agreement”), by and among Tower, Merger Sub and SUA.
This opinion letter is being delivered in connection with, and appears as an exhibit to, the registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”) filed by Tower with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Merger Agreement or the Registration Statement.
In rendering the opinion expressed below, (a) we have examined and relied upon the Registration Statement, the Merger Agreement and the exhibits thereto and such other

The Board of Directors; Specialty Underwriters’ Alliance, Inc.
September [     ], 2009

documents as we considered relevant to our analysis and (b) we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) that all parties to the Merger Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such Merger Agreement and documents and that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions and will be effective under applicable state law, (vi) that all representations contained in the Merger Agreement and exhibits thereto are, and through the Effective Time will continue to be, true and complete in all material respects, and that any representation made in any of the documents referred to herein “to the best of the knowledge” (or similar qualification) of any person or party is, and through the Effective Time will be, correct without such qualification, and (vii) that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.
Based solely upon and subject to the foregoing and the limitations, assumptions and qualifications set forth in the Registration Statement, we hereby confirm that the statements of law contained in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” constitute our opinion.

The Board of Directors; Specialty Underwriters’ Alliance, Inc.
September [     ], 2009

This opinion is based upon the Code, the Treasury regulations (including proposed Treasury regulations) issued thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof. We express no opinion as to the application of any other laws, regulations, or administrative or judicial interpretations. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, that the IRS will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.
This opinion is rendered only as of the date hereof, and we assume no responsibility to advise you or any other person of facts, circumstances, changes in law, or other events or developments that hereafter may occur or be brought to our attention and that may affect this opinion.
Except as expressly set forth above, we express no other opinion regarding the tax consequences of the Merger. This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon for any other purpose or by any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the captions “Legal Matters” and “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
Very truly yours,
STROOCK & STROOCK & LAVAN LLP